U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

BMX Development Corp.
“FKA Biometrix International, Inc.”
(Name of small business issuer in its Charter)

Florida	20-2089854
(State or other jurisdiction of	(I.R.S. Employer
Incorporation or organization)	Identification No.)

  17111 Kenton Drive, Suite 100-B, Cornelius, North Carolina 28031
(Address of principal executive offices)

(704) 892-8733
(Issuer's telephone number, including area code)

Copies to:
Greentree Financial Group, Inc.
7951 S.W. 6th Street, Suite 216
Plantation, Florida 33324
(954) 424-2345 Tel
(954) 424-2230 Fax

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on
to be so registered	which each class is to be
registered

None	N/A

  Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
(Title of Class)

ITEM 1. DESCRIPTION OF BUSINESS

INTRODUCTION

The Company (“we”, “our”,) was incorporated in Florida effective December 28, 2004 and provides motor cycle repair services to customers located in and around the Charlotte, North Carolina area.

We are established as a service provider to street and off-road motor cycle owners by providing quality repairs for them.

We have been in existence for three years.

Prior to the merger with Johnson High Performance, Inc. in 2007, we were an inactive, dormant shell corporation. We had been dormant since December, 2004 with operations consisting of only organizational activities. Management decided that the repair and servicing of motor cycles would be beneficial, thus we merged with a business in this field. We are filing this registration statement on a voluntary basis.

DESCRIPTION OF BUSINESS

Our operations primarily involve street and off-road motorcycle servicing and repair, specializing in affordable brand name and after-market replacement products. Through our emphasis on budget pricing and high quality service, we have developed a market in the motorcycle service industry in the local Charlotte, North Carolina area and a fifty mile surrounding area. We currently operate one office and one service bay area that is maintained by a management team of two individuals. The present geographic area we operate in includes primarily the Mecklenburg County, and Iredell County areas of North Carolina.  Our subsidiary’s phone number is (336) 992-0241. This is the number used by customers and for all other business related matters.

Marketing for our services is accomplished through print ads in newspapers as well as wholesale referrals. Additionally, we utilize a network of motor cycle owners and obtain business through networking with them.

The motorcycle repair service industry is highly competitive with respect to price, service, quality, and location. There are numerous competitors in the motorcycle repair servicing industry that possess substantially greater financial, marketing, personnel and other resources. There can be no assurance that we will be able to respond to various competitive factors affecting the business. We plan to gain a competitive advantage over our competitors in the motorcycle repair servicing industry by offering quality services at a low price.

We believe our quality and good customer service will differentiate our services from our competitors. For example, many of our listed prices currently match or are lower than the advertised prices of our major competitors. Also, we offer next day servicing on our repairs and our customer service professionals have an average of five years in the motorcycle industry which allows them to better serve our customers. However, since many of our competitors have greater brand loyalty and more capital resources than we do, there can be no assurance we will be successful in gaining that competitive advantage in our marketplace.

Our main markets are individual retail customers and wholesale buyers and no single customer makes up more than ten percent of our total revenues. We do not expect that this will change in the future.

We have two full-time employees. We also have two management consultants that are each independently contracted by us to service and provide financial consulting and services relating to this registration statement on Form 10-SB, which is being filed with the U.S. Securities and Exchange Commission.

Our service line consists primarily of the following:

•	Air filters
•	Fuel valves
•	Throttle assemblies
•	GasketsTires
•	Air shifters
•	Transmission and clutch parts
•	Carburetors Ignitions
•	Chains Piston kits Valves
•	Cylinders Race engine valves
•	Velocity stacks
•	Exhaust systems
•	RPM limiters Wheels

We do provide installation services for these products.

We do not expect that any single customer will account for more than ten percent of our business. At the present time there is no need for governmental approvals, though this may change in the future.

Servicing

Our tool inventory consists of products which we purchase from wholesalers. Of our 200 total square feet of facility, 100 square feet is dedicated to accounting, administration, billing, etc. We do provide installation and repair services from this facility.

Pricing

The price range of motor cycle replacement parts varies from market to market, affected by several factors including brand recognition, marketing strategies, quality, warranties, payment terms etc. A strategy primarily focused on being the lowest price typically results in more intense competition and lower profit margin. Therefore, on many of our services we offer multiple value choices in a good/better/best assortment, with appropriate price and quality differences from the “good” products to the “better” and “best” products. We believe that our overall prices compare favorably to those of our competitors.

Marketing

We believe that targeted advertising and marketing play important roles in succeeding in today’s environment. We will constantly work to understand our customers’ wants and needs so that we can build long-lasting, loyal relationships. We plan to utilize marketing and advertising primarily to advise customers about the overall importance of motor cycle maintenance, our great value and the availability of high quality service and parts. We are attempting to develop a targeted ‘loyalty program’ as a marketing method of driving new traffic to us. The basic idea of a ‘loyalty program’ is providing incentive discounts to the repeat customers. We will store up our customers' purchase records and set up guidelines to identify qualified customers. Such guidelines may include the total amount spent on repairs, or total visits for our services. For example, we may provide a 10% discount to customers whose total yearly spending exceeds $1,000. The loyalty program is still under development. We believe such incentives will appeal to our targeted customers including garages, service stations and other mechanics that repeatedly purchase use our services. To increase average sales dollars per transaction, we utilize creative promotional materials to increase the chance of up-selling and cross-selling opportunities.

Purchasing and Supply Chain

Replacement parts are selected and purchased from various vendors locally. We currently have several primary suppliers including Kustomwerks and Zippers. Neither of them are related parties. We typically assemble a list of replacement parts and products we need and phone or fax our orders into our suppliers on a daily basis. Most replacement parts and products are delivered to us the same day. We do not have any written distributors agreements with any of our suppliers. If we lost any of our suppliers, we believe we will be able to replace them with a comparable supplier without a material disruption to our business. However, we believe that we currently have good relationships with our suppliers.

Environmental Law Compliance

There are no current existing environmental concerns for our services. If this changes in the future, we make every effort to comply with all such applicable regulations.

Risk Factors

There are many factors that affect our business, operating results and financial conditions, many of which are beyond its control. The following is a description of the most significant factors that might cause the actual results of operations in future periods to differ materially from those currently expected or desired.

Our limited operating history makes evaluation of our business and prospects difficult.

We have received a report from our independent auditors on our financial statements for years ended December 31, 2006 and 2005. The footnote to our financial statements list factors that raise some doubt about our ability to continue as a going concern.

Seasonal fluctuations in this business could adversely affect our revenues, could cause cut backs in our operations and may impede future growth.

The motor cycle repair and servicing industry is subject to seasonal fluctuations. Historically, the industry is known to have seasonal fluctuations. Therefore, we expect to experience periods where a lack of revenue may adversely effect our operations. For example, an extended period of lack of revenue may cause us to cut back on our operations which may impede any future growth.

We do not expect to pay dividends on our common stock.

It is unlikely any dividends will be paid on the Shares in the near future; and there are no legal requirements or promise made by us to declare or pay dividends, and even if profitable, we may elect to use the profits for the business in lieu of declaring any dividends.

Natural disasters, including earthquakes, fires and floods, could severely damage or interrupt our systems and operations and result in an adverse effect on our business, financial condition or results of operations.

Natural disasters such as fire, flood, earthquake, tornado, power loss, break-in or similar event could severely damage or interrupt our systems and operations and/or result in temporary or permanent loss of manufacturing capability. Great delays could be experienced; power outages and communication blackouts could occur that would effectively halt, indefinitely, operations or that would cripple us at this critical growth stage.

Management, though experienced in this field, is small and may not be able to handle fast growth in time to train additional managers. This could bring to bear undue strain on us that could derail growth.

We may not be able to service and repair motor cycles effectively if our management does not have adequate time and resources to conduct its activities. Moreover, as our sales grow, the strain on our management may increase.

Extreme market conditions of high inflation, low inflation, easy access to financing or a tightening of the money supply could hamper our effects on advertising, marketing and sales efforts.

The desire for our services is strongly influenced by the condition of the economy, access to credit and the condition of the financial markets.

We have substantial near-term capital needs; we may be unable to obtain the additional funding needed to enable us to operate profitably in the future.

We will require additional funding over the next twelve months to develop our business. Presently, we have only about $500 worth of liquid assets with which to pay our expenses. Accordingly, we will seek outside sources of capital such as conventional bank financing; however, there can be no assurance that additional capital will be available on favorable terms to us. If adequate funds are not available, we may be required to curtail operations or to obtain funds by entering into collaboration agreements on unattractive terms.

In addition, we have no credit facility or other committed sources of capital sufficient to fund our business plan. We may be unable to establish credit arrangements on satisfactory terms. If capital resources are insufficient to meet our future capital requirements, we may have to raise funds to continue development of our operations. To the extent that additional capital is raised through the sale of equity and/or convertible debt securities, the issuance of such securities could result in dilution to our shareholders and/or increased debt service commitments. If adequate funds are not available, we may be unable to sufficiently develop our operations to become profitable.

If we lose the services of our President, our business may be impaired.

Our success is heavily dependent upon the continued and active participation of our President, Michael J. Bongiovanni. The loss of Mr. Bongiovanni’s services could have a severely detrimental effect upon the success and development of our business, inasmuch as he is the only officer with the experience to continue our operations.

We lack of an established nation-wide brand name could negatively impact our ability to effectively compete in the motor cycle repair market.

We do not have an established brand name or reputation to successfully sell our motor cycle repair services. We also have a relative lack of resources to conduct our business operations. Thus, we may have difficulty effectively competing with companies that have greater name recognition and resources than we do. Presently, we have no patents, copyrights, trademarks and/or service marks that would protect our brand name, nor do we have any current plans to file applications for such rights. Our inability to promote and/or protect our brand name may have an adverse effect on our ability to compete effectively in the motor cycle repair servicing industry.

We face intense competition, which puts us at a competitive disadvantage; if we are unable to overcome these competitive disadvantages we may never become profitable.

The market for motor cycle repairs is intensely competitive and dominated by a small number of large, well-established, and well-financed companies. Many of these competitors have longer operating histories and greater financial, technical, sales and marketing resources than we do. In addition, we also face competition from potential new entrants into the market. Management cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressure will not result in price reductions, reduced operating margins and loss of market share, any one of which could seriously harm our business.

Lack of Public Market

No public market exists for any of our securities and none is expected to develop as a result of this offering. The sale of the shares contemplated by this Memorandum are not being registered under the Securities Act of 1933, or under state securities laws, and the shares may not be resold or otherwise transferred unless they are subsequently registered or an exemption from applicable registration requirements is available. Consequently, investors may not be able to liquidate their investments.

Because our stock is considered a penny stock, any investment in our stock is considered to be a high-risk investment and is subject to restrictions on marketability.

Our shares are "penny stocks" within the definition of that term as contained in the Securities Exchange Act of 1934, which are generally equity securities with a price of less than $5.00. Our shares will be subject to rules that impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving a penny stock. These rules impose restrictions on the marketability of the common stock and may affect its market value.

If demand for our services slows, then the development of our business may be restricted.

Demand for motor cycle repair services depends on our customers; therefore, we may be affected by many factors indirectly. In the short term, the demand for our services may depend upon:

•	the number of miles motor cycles is driven annually, as higher motor cycle mileage increases the need for maintenance and repair. Mileage levels may be affected by gas prices and other factors.
•
the number of motor cycles in current service that are seven years old and older, as these motor cycles are no longer under the original motor cycle manufacturers’ warranty and will need more maintenance and repair than younger motor cycles.

•	the weather, as motor cycle maintenance may be deferred in periods of inclement weather.

For the long term, demand for our products may depend upon:

•	the quality of the motor cycles manufactured by the original motor cycle manufacturers and the length of the warranty or maintenance offered on new motor cycles.
•	restrictions on access to diagnostic tools and repair information imposed by the original motor cycle manufacturers or by governmental regulation.

If we are unable to compete successfully against other businesses that offer the services that we offer, our sales and profits may decline.

The servicing of motor cycles is highly competitive based on many factors, including name recognition, product availability, customer service, store location and price. Competitors are opening locations within our area.

Competitors include national, regional and local motor cycle parts chains, independently owned motor cycle parts stores, jobbers, repair shops, car washes and motor cycle dealers, in addition to discount and mass merchandise stores, department stores, hardware stores, supermarkets, drugstores and home stores that sell aftermarket motor cycle parts and supplies, chemicals, accessories, tools and maintenance parts. Although we believe we compete effectively on the basis of the knowledge and expertise of our employees, merchandise quality, selection and availability, product warranty, and price; some competitors may have competitive advantages, such as greater financial and marketing resources, larger stores with more merchandise, longer operating histories, more frequent customer visits and more effective advertising. If we are unable to continue to develop successful competitive strategies, or if our competitors develop more effective strategies, our sales and profits may decline.

Rising fuel prices may reduce our profitability.

Rising fuel prices may decrease demand for the services that we offer, overall transaction count and our profitability. Fuel prices impact our commercial delivery, utility, and product costs.

There is limited liability of our management under our Articles of Incorporation and By-Laws and they are held harmless for certain actions under state law. Such provisions substantially limit shareholders' ability to hold officers and directors liable for breaches of fiduciary duty.

We have adopted provisions to our Articles of Incorporation and Bylaws which limit the liability of our Officers and Directors, and provide for indemnification by our Officers and Directors to the full extent permitted by Florida corporate law, which generally provides that our officers and directors shall have no personal liability to us or our stockholders for monetary damages for breaches of their fiduciary duties as directors, except for breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derives an improper personal benefit. Such provisions substantially limit the shareholder's ability to hold officers and directors liable for breaches of fiduciary duty, and may require us to indemnify its officers and directors. This limits a shareholder's ability to hold officers and directors accountable in general, which renders their investment more risky.

We received a Going Concern opinion during our recent financial audit

We have received a report from our independent auditor on our financial statements for the years ended December 31, 2006 and 2005. The footnotes to our audited financial statements list factors which raise some doubt about our ability to continue as a going concern. These factors were related to recurring losses from operations since inception. In addition, we have yet to generate an internal cash flow from our business operations. Our plans with regard to these matters encompass the following actions: 1) obtain funding from new investors to alleviate our working deficiency, and 2) implement a plan to generate further sales. Our continued existence is dependent upon our ability to resolve our liquidity problems and increase profitability in our current business operations. However, the outcome of management’s plans cannot be ascertained with any degree of certainty. The accompanying consolidated audited financial statements do not include any adjustments that might result from the outcome of these risks and uncertainties.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

With the exception of historical facts stated herein, the matters discussed in this report are "forward looking" statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Such "forward looking" statements include, but are not necessarily limited to, statements regarding anticipated levels of future revenues and earnings from our operations. Readers of this report are cautioned not to put undue reliance on "forward looking" statements, which are, by their nature, uncertain as reliable indicators of future performance. We disclaim any intent or obligation to publicly update these "forward looking" statements, whether as a result of new information, future events, or otherwise. In addition the uncertainties include, but are not limited to, competitive conditions involving our markets.

We were incorporated in the State of Florida in 2004. We provide motor cycle repair services to customers located in and around the Charlotte, North Carolina area. We are established as a service provider to street and off-road motor cycle owners by providing quality repairs for them. We have been in existence for about 3 years.

RESULTS OF OPERATIONS

For the years ended December 31, 2006 and 2005 (audited)

Net Loss

We had a net loss of $15,895 and $20,309 for the years ended December 31, 2006 and 2005, respectively. The net losses in these periods were due primarily to depreciation expense, which were $13,000 in each of the years ended December 31, 2006 and 2005. We also had interest expense of $893 and $1,007 for the years ended December 31, 2006 and 2005, respectively.

Revenue

We recorded revenues of $64,685 and $145,059 for the years ended December 31, 2006 and 2005, respectively. The decline in revenues was due to a lack of advertising in 2006 due to a shortage of cash.

Expenses

Operating expenses for the years ended December 31, 2006 and 2005 were $30,561 and $40,196, respectively. Depreciation expense fees as mentioned above and automobile expenses of $6,675 and $7,930 for the years ended December 31, 2006 and 2005, respectively, were the primary reasons for the changes in the respective periods.

Liquidity and Capital Resources

Net cash flows provided by (used in) operating activities were $1,105 and $(2,055) for the years ended December 31, 2006 and 2005, respectively, primarily attributable to a net loss, which were $15,895 and $20,309 for the years ended December 31, 2006 and 2005, offset by depreciation expense of $13,000 and increases in accounts payable in each of these two years.

There were no cash flows from investing activities for the years ending December 31, 2006 and 2005.

Net cash flows used in financing activities were $920 and $757 for the years ended December 31, 2006 and 2005, solely attributable to principal repayments on our note payable to the bank.

Overall, we have funded all of our cash needs from inception through December 31, 2006 with proceeds from issuance of our common stock.

On December 31, 2006, we had cash of $335 on hand. We do not have or anticipate having within the next 12 months any cash flow or liquidity problems and we are not in default or in breach of our note or lease or other indebtedness or financing arrangement requiring us to make payments.

No significant amount of our trade payables has been unpaid within the stated trade term. We are not subject to any unsatisfied judgments, liens or settlement obligations.

For the three months ended March 31, 2007 and 2006 (unaudited)

Net Loss

We had a net loss of $1,570 and $4,122 for the three months ended March 31, 2007 and 2006, respectively. The net losses in these periods were due primarily due to depreciation expense, which were $3,250 in each of the quarter ended March 31, 2007 and 2006. We also had to impute the fair value of rent provided by our Vice President’s brother of $2,700 and $2,700 for the three months ended March 31, 2007 and 2006, respectively.

Revenue

We recorded revenues of $15,918 and $22,273 for the three months ended March 31, 2007 and 2006, respectively. The decline in revenues was due to a lack of advertising in 2007 due to a shortage of cash.

Expenses

Operating expenses for the three months ended March 31, 2007 and 2006 were $10,574 and $8,276, respectively. Depreciation expense fees as mentioned above and automobile expenses of $1,751 and $1,964 for the three months ended March 31, 2007 and 2006, respectively, were the primary reasons for the changes in the respective periods.

Liquidity and Capital Resources

Net cash flows provided by operating activities were $4,425 and $1,628 for the three months ended March 31, 2007 and 2006, respectively, primarily attributable to a net loss, which were $1,570 and $4,122 for the three months ended March 31, 2007 and 2006, offset by depreciation expense of $3,250 and increases in accounts payable in each of these two periods.

There were no cash flows from investing activities for the three months ended March 31, 2007 and 2006.

Net cash flows used in financing activities were $230 and $230 for the three months ended March 31, 2007 and 2006, solely attributable to principal repayments on our note payable to the bank.

Overall, we have funded all of our cash needs from inception through March 31, 2007 with proceeds from issuance of our common stock.

On March 31, 2007, we had cash of $4,530 on hand. We do not have or anticipate having within the next 12 months any cash flow or liquidity problems and we are not in default or in breach of our note or lease or other indebtedness or financing arrangement requiring us to make payments.

No significant amount of our trade payables has been unpaid within the stated trade term. We are not subject to any unsatisfied judgments, liens or settlement obligations.

ITEM 3. DESCRIPTION OF PROPERTY

We currently do not own any property. We rent 100 square feet of space under a three year operating lease agreement at $100 per month. The lease expires on December 31, 2007 and is therefore less than a one year minimum lease commitment remaining. We do not plan on acquiring any property in the immediate future.

We also have an oral, month-to-month lease with an individual related to our Vice President. The lease is gratuitous and consists of approximately 1,100 square feet of space including a bay area, shop and office. The financial statements herein include the imputed fair value of the space at $900 per month based upon comparables in the area.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of May 31, 2007, of our common stock (a) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, and (b) by each of our directors, by all executive officers and our directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

Security Ownership of Certain Beneficial Owners (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Michael J. Bongiovanni 18101 Collins Avenue Suite 4806 Sunny Isles Beach, Florida 33160	500,000 Direct	67%
Dean A. Stewart 13512 Glenwyck Lane Huntersville, North Carolina 28078	200,000 Direct	27%

Security Ownership of Directors and Officers (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Michael J. Bongiovanni 18101 Collins Avenue Suite 4806 Sunny Isles Beach, Florida 33160	500,000 Direct	67%
Dean A. Stewart 13512 Glenwyck Lane Huntersville, North Carolina 28078	200,000 Direct	27%
John Phelps 17010-F Northstar Drive Huntersville, North Carolina 28078	300,000 Direct	4%

Notes to the table:

(1)
Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned.

(2)
This table is based upon information obtained from our stock records. We believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our officers and directors are as follows:

Name	Age	Position
Michael J. Bongiovanni	45	President, CEO and Director
Dean A. Stewart	36	Vice President and Director
John A. Phelps	75	Vice President and Director

Our Executive Officers

The following list describes our executive officers. Officers are elected by and serve at the discretion of the Board of Directors.

Michael J. Bongiovanni has been our President & CEO and Chairman since our inception on December 28, 2004.

Michael J. Bongiovanni is a graduate of Florida Atlantic University with a Masters degree in Accounting. He has five years experience with a “Big 5” CPA firm, three years as a Chief Financial Officer for a publicly traded company and four years of local firm experience in an information technology position.

His diverse industry experience includes automobile dealerships, information technology, real estate and broker/dealers in securities. In addition to his accounting and auditing expertise, he provides services in the areas of financial and information technology advice. His vision is to provide the highest quality of services to the clients served. This means going beyond traditional compliance services and helping it run more efficiently and profitably. He takes pride in offering straightforward solutions and identifying opportunities.

Mike serves as an experienced business advisor and confidant, dedicated to understanding businesses and helping them succeed. With the mission in mind, he works with it in an integrated way to design value-added financial information, tax and information consulting services and consistently generates ideas, questions, challenges and solutions. Some of Mike’s experiences include public company consulting, developing business plans, cash flow projections, preparation of SEC Forms 10-K’s and 10-Q’s and other SEC reporting issues. Mike is a recent graduate of the SEC Institute.

Mike is a member of the American Institute of Certified Public Accountants, Florida Institute of Certified Public Accountants, North Carolina Association of Certified Public Accountants and the Charlotte Chamber of Commerce Venture Capital Committee. He serves on the board of numerous committees and was appointed by the mayor as trustee of a municipal trust fund.

Mike recently published an article in the Lake Norman Chamber of Commerce entitled “Roth IRA Conversions”.

Other Memberships and Activities:

.	Member Venture Capital Committee of the Charlotte Chamber of Commerce.
.	Member Metrolina Entrepreneurial Council.
.	Former Member North Carolina Automobile Dealers Association.
.	Former Trustee and money manager for multi-million dollar City of Lauderhill General Employees Pension Fund.
.	Former Member of Institute of Management Accountants where Vice Presidency was held in Education and Professional Development.
.	Barry University School of Business Alumni Association.
.	Member American Institute of Certified Public Accountants, Florida Institute of Certified Public Accountants and North Carolina Association of CPA’s.

Other Accomplishments:

.	Assisted Charlotte Chamber of Commerce in identifying and assessing capital markets effectiveness in the region and make improvements.
.	Co-founder of the Barry University School of Business Alumni Association in order to promote a communication and educational network with its business alumni and present students.
.	Graduate of the Dale Carnegie thirteen-week program, “Effective Speaking and Human Relations.”
.	Published article entitled “Blood, Sweat, But No Tears” in Debits and Credits, a Florida Atlantic University publication.
.	Presented speech entitled “Your First Year in Public Accounting,” to the Barry University Accounting Association.
.	Profiled in the December, 1987 issue of People in the Platform and the Press, published by Ernst & Young for the publication and speech.
.	Presented speech before the Greater Miami Chamber of Commerce on “Accounting for Oil Spill Cleanups and Related Reimbursements.”
.	Superior Achievement Award from Dade County Chapter of the Florida Institute of Certified Public Accountants.
.	Presented continuing professional education course before the Institute of Management Accountants on “Common Interest Realty Associations - Accounting and Auditing Update”.

John A. Phelps has served as our Vice President and Director since our inception on December 28, 2004. Mr. Phelps’ background is as follows:

o
30 years of Fortune 500 management experience with America’s most admired companies (Jamesbury (Neles) Corporation, the largest automated valve company in the United States and Sentrol, Inc, the largest manufacturer of security devices in the United States.)

o	Lecturer of forensic science at Mitchell College in North Carolina.
o	Past project manager responsible for the design of new security devices.
o	Designed a new system for lock down of a large women’s prison.
o
Member of the Mecklenburg County Crime Stoppers Association and the American Association for Artificial Intelligence (AAAI), a nonprofit scientific society devoted to advancing the scientific understanding of the mechanisms underlying thought and intelligent behavior and their embodiment in machines.

o	Past member of International Securities Conference in California and worked on several top secret projects with Moshe Levy from Israel Security.
o	Taught basics of crime scene photography to law enforcement detectives in Charlotte, N.C. and the Pacific Northwest of America.
o	Former President of Phelps Security, Inc., a consulting and engineering firm.
o	Established forensic laboratory for the Berkshire Constabulary and built it to its present twenty employees.
o	Awarded the Order of Merit (OM) medal for forensics and locating a criminal wanted throughout Europe.
o	Managed a Headquarters Police Center for the Berkshire Constabulary including all incoming and outgoing communications.
o	2 years in Royal Corp of Signals, British Army, rank of Captain.
o	Conversant in Hindi (Asian Indian language), comfortable in other Asian languages including Cantonese Chinese.
o	Frequent lecturer to Washington and Oregon police state sheriff departments.

Dean A. Stewart has served as our Vice President and Director since May, 2007. Mr. Stewart’s background is as follows:

Dean Stewart is a graduate of High Point University in High Point, North Carolina and is retired Naval Reserves. Dean has ten years of experience in merchandising and marketing. In recent years he has worked in sales and merchandising services for major corporations in the Carolinas and two Fortune 50 companies. His experience ranges from the food and beverage industry to mass market retail sales of agricultural products.

In addition to his work in the merchandising and marketing arenas, Dean operates our wholly-owned subsidiary Johnson High Performance. This is a name that has been recognized in the Harley Davidson performance business for 35 years. Dean saw the opportunity and the honor involved when he was approached by the initial founder, Danny Johnson to take over his shop in 2004. Today, the business continues to create one of kind motorcycles and to do unparalleled custom and repair work.

ITEM 6. EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

Annual Compensation					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs(#)	LTIP payouts ($)	All Other Compensation ($)
Michael J. Bongiovanni President	2006 2005 2004	- - -	- - -	- - -	- - 500	- - -	- - -	- - -
John A. Phelps Vice President	2006 2005 2004	- - -	- - -	- - -	- - 3,000	- - -	- - -	- - -
Dean A. Stewart Vice President	2006 2005 2004	- - -	- - -	- - -	- - -	- - -	- - -	- - -

In 2004, Michael J. Bongiovanni, our President, received 500,000 common shares as founder’s stock, and John A. Phelps, our Vice President, received 30,000 common shares for services to be rendered.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On or about December 28, 2004, we issued 500,000 common shares to our President in exchange for his subscription at the rate of $.001 per share, in the nature of founder’s shares. In January 2005, our President paid his $500 subscription receivable by way of a $1,000 cash deposit into our bank account.

On or about December 28, 2004 we paid 30,000 shares of our common stock to retain the services of John A. Phelps, our Vice President, for the year 2005. These services will include general management consulting services.

On January 1, 2005, we entered into a commercial lease for office space with GreenTree Financial Group, Inc. GreenTree Financial Group, Inc. is equally owned by our President, Michael J. Bongiovanni and Robert C. Cottone. The lease expires on December 31, 2007 and no future minimum lease commitment exists beyond one year.

In May of 2007, 200,000 shares of common stock were issued to Dean A. Stewart, our Vice President, for the purchase of Johnson High Performance, Inc., a company that he solely owned. A copy of this agreement is included as an exhibit to this registration statement.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

Our Articles of Incorporation authorize us to issue up to 200,000,000 common shares, $.001 par value per share. Our common shares have the following rights:

Liquidation Rights. Upon liquidation or dissolution, each outstanding common share will be entitled to share equally in our remaining assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights. There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefore. We have not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. Our Board of Directors initially may follow a policy of retaining earnings, if any, to finance our future growth. Accordingly, future dividends, if any, will depend upon, among other considerations, our need for working capital and our financial condition at the time.

Voting Rights. Holders of our common shares are entitled to cast one vote for each share held at all shareholders meetings for all purposes. No cumulative voting rights exist.

Other Rights. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

Part II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information.

Our common stock is not traded on any exchange. We plan to eventually seek listing on the Over-the-Counter Bulletin Board in the future. We cannot guarantee that we will obtain a listing. Although we plan to obtain a market maker for our securities, our management has not yet discussed market making with any market maker or broker dealer. There is no trading activity in our securities, and there can be no assurance that a regular trading market for our common stock will ever be developed, or if developed, will be sustained.

A market maker sponsoring our securities is required to obtain a listing of the securities on any of the public trading markets, including the Over the Counter Bulletin Board. If we are unable to obtain a market maker for our securities, we will be unable to develop a trading market for our common stock. We may be unable to locate a market maker that will agree to sponsor our securities. Even if we do locate a market maker, there is no assurance that our securities will be able to meet the requirements for a quotation or that the securities will be accepted for listing on the Over-the-Counter Bulletin Board.

A shareholder in all likelihood, therefore, will not be able to resell their securities should he or she desire to do when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

Penny Stock Characterization

Our shares are "penny stocks" within the definition of that term as contained in the Securities Exchange Act of 1934, which are generally equity securities with a price of less than $5.00. Our shares will then be subject to rules that impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving a penny stock. These will impose restrictions on the marketability of the common stock.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with his or her spouse is considered an accredited investor. In addition, unless the broker-dealer or the transaction is otherwise exempt, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the Registered Representative and current bid and offer quotations for the securities. In addition a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account, the account’s value and information regarding the limited market in penny stocks. As a result of these regulations, the ability of broker-dealers to sell our stock may affect the ability of selling security holders or other holders to sell their shares in the secondary market. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be adversely affected, with concomitant adverse affects on the price of our securities. Our shares may someday be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

We have no outstanding options and no outstanding warrants.

Agreements to Register.

None.

Holders.

As of May 31, 2007, there were approximately 39 holders of record of our common stock.

Dividends.

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payment of dividends will depend on our earnings and financial position and such other factors, as the Board of Directors deems relevant.
Dividend Policy.

All shares of common stock are entitled to participate proportionally in dividends if our Board of Directors declares them out of the funds legally available. These dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future dividends will be at the discretion of our Board of Directors and will depend upon such factors as our future earnings, financial condition, capital requirements, and other factors.

ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings, in which we are involved. In addition, we are not aware of any pending or threatened legal proceedings in which entities affiliated with our officers, directors or beneficial owners are involved.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On December 28, 2004, we issued 500,000 shares of our common stock to our President, Michael Bongiovanni, in exchange for his subscription at the rate of $.001 per share, for a total of $500, in the nature of founder’s shares. He paid this subscription receivable in full in January 2005 in cash. We relied on the exemption provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only one offeree, (3) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offeree was a sophisticated investor; (5) there were no contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

On December 28, 2004, we sold 20,000 shares of our common stock, $.001 par value, at $.10 to unrelated offshore investors in a private placement within the meaning of the rules and regulations under the Securities Act. Aggregate subscriptions receivable amounted to $2,000. We relied upon the exemption from registration provided by Regulation S of the Securities Act. We believe this exemption was available because the issuances were made to offshore investors in transactions not involving a public offering, and we provided investors with the disclosures required by Regulation S. Accordingly, we received signed Offshore Stock Purchase Agreements and signed Purchaser Representation Letters from all offshore investors, indicating none were US persons.

On or about December 28, 2004, we issued 30,000 shares of our common stock to John A. Phelps in order to retain his professional services in assisting us with our former biometrics related business plan that we have subsequently abandoned in 2005.

We relied on the exemption provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only one offeree, (3) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offeree was a sophisticated investor; (5) there were no contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

In May of 2007, 200,000 shares of common stock were issued to Dean A. Stewart, our Vice President, for the purchase of Johnson High Performance, Inc., a company that he solely owned.

A copy of this agreement is included as an exhibit to this registration statement. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) in each case, there was only one offeree, (3) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offeree was a sophisticated investor familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Chapter 607 of the General Corporation Law of the State Florida permits indemnification of, and certain expense advancements to, directors, employees and agents of corporations under certain conditions and subject to certain limitations. Article Ten of our Certificate of Incorporation (the "Certificate") provides that the personal liability of our directors is eliminated to the fullest extent permitted by Paragraph (1) of Subsection (850) of Chapter 607 of the General Corporation Law of the State of Florida, as the same may be amended or supplemented.

ARTICLE V of the By-Laws of the registrant provides as follows:

To the fullest extent permitted by the General Corporation Law of Florida, as the same exists or as it may hereafter by amended, no director of ours shall be personally liable for monetary damages for beach of his/her fiduciary duty as a director. We shall indemnify each of our officers and directors to the fullest extent permitted by Chapter 607 of the General Corporation Law of the State of Florida, as the same may be amended from time to time.

Part F/S

FINANCIAL SCHEDULES AND EXHIBITS

There are filed as part of this Form 10-SB the following:

Consolidated Balance Sheet as of March 31, 2007	20

Consolidated Statements of Operations for the three months ended March 31, 2007 and 2006	21

Consolidated Statement of Changes in Stockholders' Equity for the three months ended March 31, 2007 and 2006	22

Consolidated Statements of Cash Flows for the three months ended March 31, 2007 and 2006	23

Notes to Consolidated Financial Statements	24-32

Consolidated Audited Financial Statements. The consolidated financial statements filed as part of this Form 10-SB are indexed below and are included at page F-1.

Report of Independent Registered Public Accounting Firm	34

Consolidated Audited Balance Sheet as of December 31, 2006	35

Consolidated Audited Statements of Operations for the years ended December 31, 2006 and 2005	36

Consolidated Audited Statement of Changes in Stockholders' Equity for the years ended December 31, 2006 and 2005	37

Consolidated Audited Statements of Cash Flows for the years ended December 31, 2006 and 2005	38

Notes to Consolidated Audited Financial Statements	39-47

BMX DEVELOPMENT CORP. "FKA BIOMETRIX INTERNATIONAL, INC."
CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2007

ASSETS

CURRENT ASSETS:
Cash	$4,530
TOTAL CURRENT ASSETS	4,530

FIXED ASSETS:
Machinery and equipment	65,000
Accumulated depreciation	(33,583)
TOTAL FIXED ASSETS	31,417

TOTAL ASSETS	$35,947

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$4,045
Current portion of bank note payable	1,253
TOTAL CURRENT LIABILITIES	5,298

LONG-TERM LIABILITIES
Bank note payable	6,740
TOTAL LONG-TERM LIABILITIES	6,740

STOCKHOLDERS' EQUITY
Common stock ($.001 par value, 200,000,000 shares authorized; 550,000 shares issued and outstanding)	550
Additional paid in capital	94,250
Retained deficit	(70,891)
TOTAL STOCKHOLDERS' EQUITY	23,909

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$35,947

The accompanying notes are an integral part of these financial statements

BMX DEVELOPMENT CORP. "FKA BIOMETRIX INTERNATIONAL, INC."
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

	2007	2006
REVENUES:
Sales	$15,918	$22,273
Cost of sales	(6,379)	(16,815)
Gross profit	9,539	5,458

EXPENSES:
Selling, general and administrative expenses	10,574	8,276
Total expenses	10,574	8,276

Loss from operations	$(1,035)	$(2,818)

Interest expense	(535)	(1,304)

Loss before income taxes	(1,570)	(4,122)

Provision for income taxes	-	-

NET LOSS	$(1,570)	$(4,122)

Basic and fully diluted net loss per common share:	$(0.003)	$(0.007)

Weighted average common shares outstanding	550,000	550,000

The accompanying notes are an integral part of these financial statements

BMX DEVELOPMENT CORP. "FKA BIOMETRIX INTERNATIONAL, INC."
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2007

			Additional
	Common Stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit

Balances, January 1, 2007	550,000	$550	$91,550	$(69,321)

Fair value of rent contributed by related party	-	-	2,700	-

Net loss for the quarter ended March 31, 2007	-	-	-	(1,570)

Balances, March 31, 2007	550,000	$550	$94,250	$(70,891)

The accompanying notes are an integral part of these financial statements

BMX DEVELOPMENT CORP. "FKA BIOMETRIX INTERNATIONAL, INC."
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,570)	$(4,122)
Depreciation	3,250	3,250
Fair value of rent contributed by related party	2,700	2,700
Increase (decrease) in operating liabilities
Accounts payable	45	(200)
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,425	1,628

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal repayments of bank note payable	(230)	(230)
NET CASH USED IN FINANCING ACTIVITIES	(230)	(230)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,195	1,398

CASH AND CASH EQUIVALENTS,
BEGINNING OF THE PERIOD	335	-

END OF THE PERIOD	$4,530	$1,398

SUPPLEMENTARY CASH FLOW INFORMATION OF NON-CASH
FINANCING ACTIVITIES:

None

The accompanying notes are an integral part of these financial statements

BMX DEVELOPMENT CORP. "FKA BIOMETRIX INTERNATIONAL, INC."
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2007 and 2006

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Biometrix International Inc. (the “Company”) is a motor cycle repair service company located in the Charlotte, North Carolina area. The Company was certified as incorporated in the State of Florida officially on January 3, 2005 although the articles of incorporation were filed on December 28, 2004. Accordingly, under Florida Statutes 607.0203, the effective date for corporate existence was December 28, 2004, within five business days of the certification thereto.

Basis of Presentation

The consolidated financial statements include the accounts of Biometrix International Inc. and its wholly owned subsidiaries under the accrual basis of accounting. All intercompany accounts and transactions have been eliminated.

Management’s Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Deferred Taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), “Accounting for Income Taxes.” A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss-carry forwards.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that, some portion or all of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Financial Instruments

The Company’s financial instruments are cash and accounts payable. The recorded values of receivables and payables approximate their fair values based on their short-term nature.

BMX DEVELOPMENT CORP. "FKA BIOMETRIX INTERNATIONAL, INC."
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2007 and 2006

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents - For purposes of the Statement of Cash Flows, the Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition - Revenue is recognized when repair services are completed provided collection of the resulting receivable is probable.

Comprehensive Income (Loss) - The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the consolidated financial statements. There were no items of comprehensive income (loss) applicable to the Company during the period covered in the consolidated financial statements.

Loss Per Share - The Company reports loss per share in accordance with Statement of Financial Accounting Standard (SFAS) No.128. This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the loss per share computations. Basic earnings per share amounts are based on the weighted average shares of common outstanding. If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. There were no adjustments required to consolidated net loss for the period presented in the computation of consolidated diluted earnings per share.

Impairment of Long-Lived Assets - The Company evaluated the recoverability of its property and equipment, and other assets in accordance with Statements of Financial Accounting Standards (SFAS) No. 121, “Accounting for the Impairment of Long-Lived Assets to be Disposed of” which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate.

BMX DEVELOPMENT CORP. "FKA BIOMETRIX INTERNATIONAL, INC."
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2007 and 2006

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment - Property and equipment is stated at cost. Depreciation is provided by the straight-line method over the estimated economic life of the property and equipment remaining from three to seven years.

When assets are sold or retired, their costs and accumulated deprecation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statement of operations.

The Company recognizes an impairment loss on property and equipment when evidence, such as the sum of expected future cash flows (undiscounted and without interest charges), indicates that future operations will not produce sufficient revenue to cover the related future costs, including depreciation, and when the carrying amount of the asset cannot be realized through sale. Measurement of the impairment loss is based on the fair value of the assets.

Risk and Uncertainties - The Company is subject to risks common to companies in the service industry, including, but not limited to, litigation, development of new technological innovations and dependence on key personnel.

Share-Based Payments - In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (R), “Share-Based Payment”, which establishes standards for transactions in which an entity exchanges its equity instruments for goods and services. This standard replaces SFAS No. 123 and supercedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock-Based Compensation”. This standard requires a public entity to measure the cost of employee services, using an option-pricing model, such as the Black-Scholes Model, received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under APB No. 25. Shares of commons stock issued for services rendered by a third party are recorded at fair market value, generally the quote at the close of market trading on the day for issuance of the stock or most recent sale. The Company adopted this standard during year ended December 31, 2006 using the modified prospective method.

BMX DEVELOPMENT CORP. "FKA BIOMETRIX INTERNATIONAL, INC."
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2007 and 2006

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements - In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAF No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155, permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 is not expected to have a material impact on the Company’s results of consolidated operations or consolidated financial position.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”) which prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, derecognizing and measuring uncertain tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income tax assets and liabilities. FIN 48 is effective for fiscal years beginning after December 15, 2006, which will be the Company’s calendar year 2007, and is required to be recognized as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated results of operations or financial position.

BMX DEVELOPMENT CORP. "FKA BIOMETRIX INTERNATIONAL, INC."
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2007 and 2006

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (cont.) - In June 2006, the Financial Accounting Standards Board (“FASB”) ratified the provisions of Emerging Issues Task Force (“EITF”) Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)”. EITF Issue No. 06-3 requires that the presentation of taxes within revenue-producing transactions between a seller and a customer, including but not limited to sales, use, value added, and some excise taxes, should be on either a gross (included in revenue and cost) or a net (excluded from revenue) basis. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. EITF Issue No. 06-3 is effective for fiscal years beginning after December 15, 2006, which will be the Company’s calendar year 2007. The adoption of EITF Issue No. 06-3 is not expected to have a material impact on the Company’s consolidated results of operations or consolidated financial position.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No.108 (“SAB No. 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements”. SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 is effective for the fiscal year beginning November 15, 2006. The adoption of SAB No. 108 is not expected to have a material impact on the Company’s consolidated results of operations or consolidated financial position.

In March 2006, the FASB issued SFAS No. 156. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of its first fiscal year that begins after September 15, 2006. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement.

BMX DEVELOPMENT CORP. "FKA BIOMETRIX INTERNATIONAL, INC."
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2007 and 2006

In September 2006, the FASB issued SFAS No. 157 and No. 158. Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice.

Statement No. 158 is an amendment of FASB Statements No. 87, 88, 106, and 132(R). It improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

The Company does not expect application of SFAS No. 156, 157 and 158 to have a material effect on its consolidated financial statements.

NOTE 2 INCOME TAXES

At March 31, 2007, the Company had federal and state net operating loss carry forwards of approximately $48,000 that expire in the year 2020.

Due to operating losses, there is no provision for current federal or state income taxes for the three months ended March 31, 2007 and 2006.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

BMX DEVELOPMENT CORP. "FKA BIOMETRIX INTERNATIONAL, INC."
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2007 and 2006

The Company’s deferred tax asset at March 31, 2007 consists of net operating loss carry forwards calculated using federal and state effective tax rates equating to approximately $8,200 less a valuation allowance in the amount of approximately $8,200. Because of the Company’s lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by approximately $200 for the three month period March 31, 2007.

The Company’s total deferred tax asset as of March 31, 2007 is as follows:

Net operating loss carry forwards  $ 8,200
Valuation allowance     (8,200)

Net deferred tax asset                $   --
                                                =======

The reconciliation of income taxes computed at the federal and state statutory income tax rate to total income taxes for the three months ended March 31, 2007 and 2006 is as follows:

Income tax computed at the federal statutory rate      34%
Income tax computed at the state statutory rate          5%
Valuation allowance                                               (39%)

Total deferred tax asset                                           0%

NOTE 3 CAPITAL STOCK

The Company is authorized to issue 200,000,000 common shares at $.001 par value per share.

NOTE 4 LOSS PER SHARE

Loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Basic and diluted loss per share was the same for the three months ended March 31, 2007 and 2006.

BMX DEVELOPMENT CORP. "FKA BIOMETRIX INTERNATIONAL, INC."
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2007 and 2006

NOTE 5 SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the three months ended March 31, 2007 and 2006 are summarized as follows:

Cash paid during the period for interest and income taxes:

                                                                              2007   2006
Income Taxes                   $   --                       $ --
Interest                             $ 535   $1,304

NOTE 6 GOING CONCERN AND UNCERTAINTY

The Company has suffered recurring losses from operations since inception. In addition, the Company has yet to generate an internal cash flow from its business operations. These factors raise substantial doubt as to the ability of the Company to continue as a going concern.

Management’s plans with regard to these matters encompass the following actions: 1) obtain funding from new investors to alleviate the Company’s working deficiency, and 2) implement a plan to generate sales. The Company’s continued existence is dependent upon its ability to resolve it liquidity problems and increase profitability in its current business operations. However, the outcome of management’s plans cannot be ascertained with any degree of certainty. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these risks and uncertainties.

BMX DEVELOPMENT CORP. "FKA BIOMETRIX INTERNATIONAL, INC."
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2007 and 2006

NOTE 7 BANK NOTE PAYABLE

The Company has a term bank note payable to an unrelated banking institution bearing annual interest of 10.25%, secured by equipment with a net book value of approximately $31,417 at March 31, 2007. The note was originally for $9,900 and consists of eighty-four monthly payments of principal and interest of $168 with principal maturity in December, 2011.

Principal maturities of the bank note payable as of March 31, 2007 for the next five years and thereafter is as follows:

2007    $ 1,253
2008    $ 1,394
2009    $ 1,552
2010    $ 1,728
2011    $ 2,066
Total    $ 7,993
                                    ========

NOTE 8 LEASE COMMITMENT AND RELATED PARTY TRANSACTION

The Company has a three year lease at $100 per month with a related party company that is partially owned by its President. The lease expires on December 31, 2007 and, therefore, no future minimum lease commitment exists beyond one year.

The Company also has an oral, month-to-month lease with an individual related to the Company’s Vice President. The lease is gratuitous and consists of approximately 1,100 square feet of space including a bay area, shop and office. The financial statements herein include the imputed fair value of the space at $900 per month based upon comparables in the area.

NOTE 9 SUBSEQUENT EVENT

Subsequent to quarter-end, the Company planned to file a Form 10-SB Registration Statement with the Securities and Exchange Commission to become a publicly traded company with the intent of trading on the Over the Counter Bulletin Board.

Subsequent to quarter-end, the Company also changed its name to BMX Development Corp.

AUDITED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors:
Biometrix International, Inc.

I have audited the consolidated balance sheet of Biometrix International, Inc. as of December 31, 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the two years ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these consolidated financial statements based on our audits.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Biometrix International, Inc. as of December 31, 2006, and the results of its consolidated operations and its cash flows for the two years ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses, has negative working capital, and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 6. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Traci J. Anderson, CPA
Traci J. Anderson, CPA
Huntersville, North Carolina
May 11, 2007

BIOMETRIX INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2006

ASSETS

CURRENT ASSETS:
Cash	$335
TOTAL CURRENT ASSETS	335

FIXED ASSETS:
Machinery and equipment	65,000
Accumulated depreciation	(30,333)
TOTAL FIXED ASSETS	34,667

TOTAL ASSETS	$35,002

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$4,000
Current portion of bank note payable	1,253
TOTAL CURRENT LIABILITIES	5,253

LONG-TERM LIABILITIES
Bank note payable	6,970
TOTAL LONG-TERM LIABILITIES	6,970

STOCKHOLDERS' EQUITY
Common stock ($.001 par value, 200,000,000 shares authorized; 550,000 shares issued and outstanding)	550
Additional paid in capital	91,550
Retained deficit	(69,321)
TOTAL STOCKHOLDERS' EQUITY	22,779

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$35,002

The accompanying notes are an integral part of these financial statements

BIOMETRIX INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES:
Sales	$64,685	$145,059
Cost of sales	(49,126)	(124,165)
Gross profit	15,559	20,894

EXPENSES:
Selling, general and administrative expenses	41,361	50,996
Total expenses	41,361	50,996

Loss from operations	$(25,802)	$(30,102)

Interest expense	(893)	(1,007)

Loss before income taxes	(26,695)	(31,109)

Provision for income taxes	-	-

NET LOSS	$(26,695)	$(31,109)

Basic and fully diluted net loss per common share:	$(0.05)	$(0.06)

Weighted average common shares outstanding	550,000	550,000

The accompanying notes are an integral part of these financial statements

BIOMETRIX INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

			Additional
	Common Stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit

Balances, January 1, 2005	550,000	$550	$69,950	$(11,517)

Fair value of rent contributed by related party	-	-	10,800	-

Net loss for the year ended December 31, 2005	-	-	-	(20,309)

Balances, December 31, 2005	550,000	$550	$80,750	$(31,826)

Fair value of rent contributed by related party	-	-	10,800	-

Net loss for the year ended December 31, 2006	-	-	-	(15,895)

Balances, December 31, 2006	550,000	$550	$91,550	$(47,721)

The accompanying notes are an integral part of these financial statements

BIOMETRIX INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(26,695)	$(31,109)
Fair value of rent contributed by related party	10,800	10,800
Depreciation	13,000	13,000
Increase in operating liabilities
Accounts payable	4,000	5,254
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,105	(2,055)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal repayments of bank note payable	(920)	(757)
NET CASH USED IN FINANCING ACTIVITIES	(920)	(757)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	185	(2,812)

CASH AND CASH EQUIVALENTS,
BEGINNING OF THE YEAR	150	2,962

END OF THE YEAR	$335	$150

SUPPLEMENTARY CASH FLOW INFORMATION OF NON-CASH
FINANCING ACTIVITIES:

None

The accompanying notes are an integral part of these financial statements

BIOMETRIX INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Biometrix International Inc. (the “Company”) is a motor cycle repair service company located in the Charlotte, North Carolina area. The Company was certified as incorporated in the State of Florida officially on January 3, 2005 although the articles of incorporation were filed on December 28, 2004. Accordingly, under Florida Statutes 607.0203, the effective date for corporate existence was December 28, 2004, within five business days of the certification thereto.

Basis of Presentation

The consolidated financial statements include the accounts of Biometrix International Inc. and its wholly owned subsidiaries under the accrual basis of accounting. All intercompany accounts and transactions have been eliminated.

Management’s Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Deferred Taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), “Accounting for Income Taxes.” A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss-carry forwards.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that, some portion or all of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Financial Instruments

The Company’s financial instruments are cash and accounts payable. The recorded values of receivables and payables approximate their fair values based on their short-term nature.

BIOMETRIX INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents - For purposes of the Statement of Cash Flows, the Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition - Revenue is recognized when repair services are completed provided collection of the resulting receivable is probable.

Comprehensive Income (Loss) - The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the consolidated financial statements. There were no items of comprehensive income (loss) applicable to the Company during the period covered in the consolidated financial statements.

Loss Per Share - The Company reports loss per share in accordance with Statement of Financial Accounting Standard (SFAS) No.128. This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the loss per share computations. Basic earnings per share amounts are based on the weighted average shares of common outstanding. If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. There were no adjustments required to consolidated net loss for the period presented in the computation of consolidated diluted earnings per share.

Impairment of Long-Lived Assets - The Company evaluated the recoverability of its property and equipment, and other assets in accordance with Statements of Financial Accounting Standards (SFAS) No. 121, “Accounting for the Impairment of Long-Lived Assets to be Disposed of” which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate.

BIOMETRIX INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment - Property and equipment is stated at cost. Depreciation is provided by the straight-line method over the estimated economic life of the property and equipment remaining from three to seven years.

When assets are sold or retired, their costs and accumulated deprecation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statement of operations.

The Company recognizes an impairment loss on property and equipment when evidence, such as the sum of expected future cash flows (undiscounted and without interest charges), indicates that future operations will not produce sufficient revenue to cover the related future costs, including depreciation, and when the carrying amount of the asset cannot be realized through sale. Measurement of the impairment loss is based on the fair value of the assets.

Risk and Uncertainties - The Company is subject to risks common to companies in the service industry, including, but not limited to, litigation, development of new technological innovations and dependence on key personnel.

Share-Based Payments - In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (R), “Share-Based Payment”, which establishes standards for transactions in which an entity exchanges its equity instruments for goods and services. This standard replaces SFAS No. 123 and supercedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock-Based Compensation”. This standard requires a public entity to measure the cost of employee services, using an option-pricing model, such as the Black-Scholes Model, received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under APB No. 25. Shares of commons stock issued for services rendered by a third party are recorded at fair market value, generally the quote at the close of market trading on the day for issuance of the stock or most recent sale. The Company adopted this standard during year ended December 31, 2006 using the modified prospective method.

BIOMETRIX INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements - In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAF No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155, permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 is not expected to have a material impact on the Company’s results of consolidated operations or consolidated financial position.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”) which prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, derecognizing and measuring uncertain tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income tax assets and liabilities. FIN 48 is effective for fiscal years beginning after December 15, 2006, which will be the Company’s calendar year 2007, and is required to be recognized as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated results of operations or financial position.

BIOMETRIX INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (cont.) - In June 2006, the Financial Accounting Standards Board (“FASB”) ratified the provisions of Emerging Issues Task Force (“EITF”) Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)”. EITF Issue No. 06-3 requires that the presentation of taxes within revenue-producing transactions between a seller and a customer, including but not limited to sales, use, value added, and some excise taxes, should be on either a gross (included in revenue and cost) or a net (excluded from revenue) basis. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. EITF Issue No. 06-3 is effective for fiscal years beginning after December 15, 2006, which will be the Company’s calendar year 2007. The adoption of EITF Issue No. 06-3 is not expected to have a material impact on the Company’s consolidated results of operations or consolidated financial position.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No.108 (“SAB No. 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements”. SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 is effective for the fiscal year beginning November 15, 2006. The adoption of SAB No. 108 is not expected to have a material impact on the Company’s consolidated results of operations or consolidated financial position.

In March 2006, the FASB issued SFAS No. 156. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of its first fiscal year that begins after September 15, 2006. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement.

BIOMETRIX INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

In September 2006, the FASB issued SFAS No. 157 and No. 158. Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice.

Statement No. 158 is an amendment of FASB Statements No. 87, 88, 106, and 132(R). It improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

The Company does not expect application of SFAS No. 156, 157 and 158 to have a material effect on its consolidated financial statements.

NOTE 2 INCOME TAXES

At December 31, 2006 the Company had federal and state net operating loss carry forwards of approximately $47,000 that expire in the year 2020.

Due to operating losses, there is no provision for current federal or state income taxes for the years ended December 31, 2006 and 2005.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

BIOMETRIX INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

The Company’s deferred tax asset at December 31, 2006 consists of net operating loss carry forwards calculated using federal and state effective tax rates equating to approximately $8,000 less a valuation allowance in the amount of approximately $8,000. Because of the Company’s lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by approximately $2,000 for the period from inception (December 28, 2004) through December 31, 2006.

The Company’s total deferred tax asset as of December 31, 2006 is as follows:

Net operating loss carry forwards  $ 8,000
Valuation allowance     (8,000)

Net deferred tax asset               $   --
                                                =======

The reconciliation of income taxes computed at the federal and state statutory income tax rate to total income taxes for the years ended December 31, 2006 and 2005 is as follows:

Income tax computed at the federal statutory rate    34%
Income tax computed at the state statutory rate        5%
Valuation allowance                                             (39%)

Total deferred tax asset                                          0%

NOTE 3 CAPITAL STOCK

The Company is authorized to issue 200,000,000 common shares at $.001 par value per share.

NOTE 4 LOSS PER SHARE

Loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Basic and diluted loss per share was the same for the years ended December 31, 2006 and 2005.

BIOMETRIX INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

NOTE 5 SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the years ended December 31, 2006 and 2005 are summarized as follows:

Cash paid during the period for interest and income taxes:

                                                                                       2006   2005
Income Taxes                              $ --                      $  --
Interest                                       $ 893                    $1,007

NOTE 6 GOING CONCERN AND UNCERTAINTY

The Company has suffered recurring losses from operations since inception. In addition, the Company has yet to generate an internal cash flow from its business operations. These factors raise substantial doubt as to the ability of the Company to continue as a going concern.

Management’s plans with regard to these matters encompass the following actions: 1) obtain funding from new investors to alleviate the Company’s working deficiency, and 2) implement a plan to generate sales. The Company’s continued existence is dependent upon its ability to resolve it liquidity problems and increase profitability in its current business operations. However, the outcome of management’s plans cannot be ascertained with any degree of certainty. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these risks and uncertainties.

BIOMETRIX INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

NOTE 7 BANK NOTE PAYABLE

The Company has a term bank note payable to an unrelated banking institution bearing annual interest of 10.25%, secured by equipment with a net book value of approximately $34,667 at December 31, 2006. The note was originally for $9,900 and consists of eighty-four monthly payments of principal and interest of $168 with principal maturity in December, 2011.

Principal maturities of the bank note payable as of December 31, 2006 for the next five years and thereafter is as follows:

2007    $ 1,253
2008    $ 1,394
2009    $ 1,552
2010    $ 1,728
2011    $ 2,296
Total    $ 8,223
                                    ========

NOTE 8 LEASE COMMITMENT AND RELATED PARTY TRANSACTION

The Company has a three year lease at $100 per month with a related party company that is partially owned by its President. The lease expires on December 31, 2007 and, therefore, no future minimum lease commitment exists beyond one year.

The Company also has an oral, month-to-month lease with an individual related to the Company’s Vice President. The lease is gratuitous and consists of approximately 1,100 square feet of space including a bay area, shop and office. The financial statements herein include the imputed fair value of the space at $900 per month based upon comparables in the area.

NOTE 9 SUBSEQUENT EVENT

Subsequent to year-end, the Company planned to file a Form 10-SB Registration Statement with the Securities and Exchange Commission to become a publicly traded company with the intent of trading on the Over the Counter Bulletin Board.

Part III

ITEM 1. INDEX TO EXHIBITS

3.1	Articles of incorporation

3.2	Articles of amendment to articles of incorporation

3.3	Bylaws

4.1	Form of stock certificate

10.1	Lease agreement with GreenTree Financial Group, Inc.

10.2	Plan of Exchange between Biometrix International, Inc. and Johnson High Performance, Inc.

14.1	Code of ethics

99.1	Section 850(1) of Chapter 607 of the Florida Statutes addressing indemnification

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf the undersigned thereto duly authorized.

BMX DEVELOPMENT CORP. FKA “BIOMETRIX INTERNATIONAL, INC.”

Dated: May 31, 2007	By:	/s/ Michael J. Bongiovanni
Michael J. Bongiovanni President, and Treasurer

Date: May 31, 2007	By:	/s/ John A. Phelps
John A. Phelps Vice President, Director

Date: May 31, 2007	By:	/s/ Dean A. Stewart
Dean A. Stewart Vice President, Director